•	The company filed amendments to its quarterly reports on Form 10-Q for the periods ended June 30, 2005 (the “Second Quarter Form 10-Q/A”) and September 30, 2005 (the “Third Quarter Form 10-Q/A”) on March 30, 2006. According to the amended second quarter filing, the company again failed to properly reflect certain accounting treatments of equity interests, this time failing to properly record the value of certain warrants issued in February 2005. The restatement reflects an increase in the Company’s net loss from $22.9 million to $25.8 million for the three month period ended June 30, 2005, and an increased net loss for the six month period ended June 30, 2005 from $51.4 million as previously reported to $56.9 million as restated. In the amended Third Quarter Form 10-Q/A, the Company increased its net loss from $18.5 million to $20.1 million for the three month period ended September 30, 2005, and increased its net loss from $69.88 million to $77.0 million for the nine month period ended September 30, 2005.

•	Motient failed to timely file its Form 10-K reports for fiscal 2005, 2004, 2003 and 2002; and its Form 10-Q reports for the first quarter of fiscal 2006, the second quarter of fiscal 2005, the first quarter of fiscal 2004, the first, second and third quarters of fiscal 2003 and the second and third quarters of fiscal 2002.
          Motient’s troubles with financial reporting are not isolated incidents. The pattern of restatements and acknowledgements of internal control weaknesses is a clear indication that Motient’s management of financial reporting is a significant issue that Motient has been unable to remedy to date.
Stockholder Dilution
As the below chart indicates, Motient stockholders have been and continue to be diluted by the actions of Motient’s management and current board.
Since emerging from bankruptcy, Motient’s fully-diluted share count has more than doubled, from approximately 29.1 million to 69.7 million shares. We believe this increase in share count has decreased the value of Motient shares by approximately $6.20 based on the current implied values of TerreStar and MSV. The advisory and consulting fees paid by Motient to Tejas and CTA over the years have cost Motient shareholders approximately $20.6 million, or $0.71 per share. By Motient pricing its PIPE transactions in 2004 well under the then-current market price, we believe Motient shareholders were diluted by approximately $150.3 million, or $5.16 per share. Finally, if the recently announced sale of Motient’s ownership in MSV to SkyTerra goes forward, Highland estimates that Motient shareholders will be diluted by an additional $230.0 million, or $7.91 per share, which does not include the taxes that each Motient shareholder will have to pay upon receipt of SkyTerra shares.
Thus, long-term Motient shareholders will have been diluted by at least $19.98 per share in value.
Help us put a stop to the bleeding by electing our slate of directors who will work diligently to increase stockholder value.

Analysis of Share Price Dilution Under Current Management

		As of 12/31/02		
	Fully Diluted Shares	29.1		

		Amount	Per Share	Notes
	Dilution (12/31/02 to 3/31/06)		$ 6.20	- Determined by taking the sum of the current implied values for MSV and TerreStar multiplied by their respective ownership percentages and then dividing by the fully-diluted shares (excl. Preferreds) at each time period [1]
	Tejas & CTA fees	$ 20.6	$ 0.71	- See chart on the right
	"Underpricing" of PIPEs	$ 150.30	$ 5.16	- Difference between the market price on the day the PIPE was announced and the share price of the PIPE transaction
a	**Cost Per Share to Date**		**$ 12.07**	
b	Failed Roll-up	$ 300.0	$ 10.31	- Used assumptions from Jefferies report dated 10/3/2005 [2]
a+b	**Cost Had Roll-up Occurred**		**$ 22.38**	
	<u>New Transaction</u>			
c	Est Corporate Taxes	$ 70.0	$ 2.41	- Company estimates $50-$80 divided by 12/31/02 shares
	Estimated Other Taxes	?	?	
d	Lack of Premium	$ 160.0	$ 5.50	- 20% premium based on MSV value of $1.86 Bn [3] divided by 12/31/02 shares multiplied by MNCP interest in MSV
a+c+d	**Potential Cost with New Transaction** (Not Including Other Taxes)		**$ 19.98**	

Cash Fees Paid to Tejas and CTA

	Tejas	CTA	Total
2002		427,500	427,500
2003		292,500	292,500
2004	6,382,620	660,000	7,042,620
2005	11,500,000	781,469	12,281,469
2006		600,000	600,000
	$ 17,882,620	$ 2,761,469	$ 20,644,089

Excess

	Market Price	PIPE Price	Shares	"Cost"
PIPE #1	$ 6.15	$ 5.50	4,215,910	$ 2,740,342
PIPE #2	$ 13.75	$ 8.57	3,500,000	$ 18,130,000
PIPE #3	$ 17.00	$ 8.57	15,353,609	$ 129,430,924
				$ 150,301,265

<u>Notes:</u>

We note that none of the authors nor publications cited herein have consented to the use of such reports as proxy soliciting materials

1/ **Current Implied Values:** Jefferies report dated 5/15/06 (MSV: $1.861Bn; TerreStar: $1.489Bn)
2002 10-K: Percentage Fully Diluted Ownership (MSV & TerreStar) ñ 2002 p. 8; Shares Outstanding ñ p. F-8; Warrants & Options Outstanding ñ 2002 pp. F-32 & 33
2006: Percentage Fully Diluted Ownership (MSV & TerreStar) ñ 8-K dtd. 5/8/06, Ex. 99.1; Shares Outstanding ñ 2005 10-K, Coverpage (as of 4/21/06); Warrants & Options Outstanding ñ 1Q 10-Q p. 16

2/ **Potential Loss to existing shareholders from roll-up**

Implied "target" value of TerreStar (Jefferies report dtd 10/3/05)

$/MHz POP	$ 0.50		
MHz	20.0		
POPs	325.0		
		$ 3,250	
Less: Jefferies implied value of TerreStar (10/3/05)		$ 547.3	
Gain in TerreStar value		$ 2,703	
Percentage of TerreStar			
Owned by Motient	54.4%		
Owned by Motient after the roll-up	43.3%		
Percentage of TerreStar lost in roll-up		11.1%	
Loss to existing MNCP sharehoders		**$ 300.0**	

3/ Jefferies implied value of MSV per report dated 5/15/06

“Current ATC Spectrum Value,” subtract the incremental build-out costs. The difference between that result and the current values of ATC spectrum is assumed to be the implied risk factor specific to MSS/ATC, which will diminish over time if management successfully executes — bringing values toward what is labeled “Unrealized ATC Spectrum Value”. To reach the “Potential ATC Spectrum Value” as illustrated below it is appropriate to add a premium for both (1) a national footprint at one frequency, and (2) the redundancy offered by the satellite.
Note: for illustrative purposes only
A risk to current spectrum prices is the pending availability of additional supply. On April 12, 2006, the FCC announced an auction for 90 MHz of AWS (Advanced Wireless System) spectrum at 1710 MHz to 1755 MHz and 2110 MHz to 2155 MHz for the summer of this year.25 The prices paid for spectrum by those participating in this auction will establish a benchmark for the value of L- and S-band MSS/ATC spectrum. While 90 MHz is a substantial amount of spectrum, if there is significant bidding activity, it is conceivable that not all bidders will end up with the amount of spectrum they need, especially new entrants. In this instance the “losing” bidders will likely look to alternative sources of “beachfront spectrum,” such as MSS/ATC.
× Strategic Questions ➢
In order to fully exploit the embedded options in its spectrum assets, Motient must first identify and then carefully analyze and weigh its various alternatives. It should be noted that in 2005, MSV retained Evercore Partners to provide a strategic analysis. It is important that during this review process, management preserves its strategic options by continuing to build out and meet the prescribed FCC milestones (see Appendix 2). Accordingly, strategic decisions should be